 Exhibit 3.1

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES C CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Executive Officer of Exactus, Inc., a Nevada corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on June __, 2021;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Certificate of Incorporation of the Corporation, as amended, to provide by resolution or resolutions for the issuance of Fifty Million (50,000,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series; and

WHEREAS, all currency amounts set forth herein shall be stated in United States Dollars (USD).

NOW, THEREFORE, BE IT RESOLVED:

1. Designation and Authorized Shares. The Corporation shall be authorized to issue one million (1,000,000) shares of Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”).

2. Stated Value. Each share of Series C Preferred Stock shall have a stated value of $6.046 per share (the “Stated Value”). The Series C Preferred Stock shall have a participation right as to certain contingent recoveries of the Panacea Life Sciences, Inc. (“Panacea”), the Corporation’s wholly-owned subsidiary, up to 100% of the Stated Value of Series C Preferred Stock, as more particularly set forth in Section 6.

3. Liquidation.

3.1 Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series C Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than) the Stated Value. All preferential amounts to be paid to the holders of Series C Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of any other class or series of capital stock of the Corporation other than the Series C-1 Convertible Preferred Stock and the Series D Convertible Preferred Stock of the Corporation which shall rank parri passu with the Series C-1 Preferred Stock. If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series C Preferred Stock, the Series C-1 Convertible Preferred Stock and the Series D Convertible Preferred Stock the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

3.2 Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4. Voting. Except as otherwise expressly required by law, each holder of Series C Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series C Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock (as defined below) that such shares of Series C Preferred Stock are convertible into at such time. Except as otherwise required by law, the holders of shares of Series C Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

5. Conversion.

5.1 Conversion Right. Each holder of Series C Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series C Preferred Stock into fully paid and non-assessable shares of Common Stock in an amount equal to 64.1 shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) for each one (1) share of Series C Preferred Stock surrendered (the “Conversion Rate”). The Corporation shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round such fraction of a share of Common Stock up to the nearest whole share.

5.2 Conversion Procedure. In order to exercise the conversion privilege under this Section 5, the holder of any shares of Series C Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series C Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice (the “Conversion Notice”, and such date of delivery of the Conversion Notice to the Corporation, the “Conversion Notice Delivery Date”). Within two (2) business days following the Conversion Notice Delivery Date, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 5 (the “Share Delivery Date”). In case of conversion under this Section 5 of only a part of the shares of Series C Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation upon the request of a holder shall issue and deliver to the holder or its designee a new certificate for the number of shares of Series C Preferred Stock which have not been converted, upon receipt of the original certificate or certificates representing shares of Series C Preferred Stock so converted. Until such time as the certificate or certificates representing shares of Series C Preferred Stock which have been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such shares of Series C Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series C Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series C Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series C Preferred Stock.

(i) Buy-In. If, by the Share Delivery Date, the Corporation fails for any reason to deliver the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, as set forth in the Conversion Notice, and after such Share Delivery Date, the converting holder purchases, in an arm’s length open market transaction or otherwise, shares of Common Stock (the “Covering Shares”) in order to make delivery in satisfaction of a sale of Common Stock by the converting holder (the “Sold Shares”), which delivery such converting holder anticipated to make using the shares to be issued upon such conversion (a “Buy-In”), the converting holder shall have the right to require the Corporation to pay to the converting holder the Buy-In Adjustment Amount.  The Corporation shall pay the Buy-In Adjustment Amount to the converting holder in immediately available funds immediately upon demand by the converting holder. For purposes of this Certificate of Designation, the term “Buy-In Adjustment Amount” means the amount equal to the excess, if any, of (i) the converting holder’s total purchase price (including brokerage commissions, if any) for the Covering Shares associated with a Buy-In, over (ii) the net proceeds (after brokerage commissions, if any) received by the converting holder from the sale of the Sold Shares.  By way of illustration and not in limitation of the foregoing, if the converting holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In, with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which the Corporation will be required to pay to the converting holder will be $1,000.
5.3 Other Provisions.

(i) Reservation of Common Stock. The Corporation shall at all times reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series C Preferred Stock from time to time outstanding.

(ii) Record Holders. The Corporation and its transfer agent, if any, for the Series C Preferred Stock may deem and treat the record holder of any shares of Series C Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

(iii) Restriction and Limitations. Except as expressly provided herein or as required by law so long as any shares of Series C Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series C Preferred Stock, take any action to modify the terms of the shares of Series C Preferred stock or take any other action, including the creation of a new class or series of stock in the Corporation or the modification of the terms of any existing series or class of stock in the Corporation, which would, in the reasonable opinion of the holder, adversely affect any of the preferences, limitations or relative rights of the Series C Preferred Stock.

6. Participation Right.

6.1 Optional Participation. At any time on or prior to December 31, 2023 (the “Participation Period”), each holder of Series C Preferred Stock shall have the right upon at least five (5) days prior written notice to request and the Corporation shall thereupon be obligated to pay such holder(s), exclusively from the proceeds of the Corporation Acquired Claims (as defined below) an amount in cash equal to their Stated Value plus all accrued and unpaid dividends and distributions thereon (in each such case, a “Participation Payment”), provided at the time of the Participation Payment (as defined below) the Corporation would have current assets on a consolidated basis of at least $2,500,000, the lesser of: (A) such number of shares of Series C Preferred Stock as have a combined Stated Value equal to one-hundred (100%) percent of the amount of contingent recoveries or payments irrevocably paid to and received by the Corporation (net of all cost, fees and expenses) from the Corporation Acquired Claims (as defined below), or (B) the remaining shares of Series C Preferred Stock issued and outstanding.

6.2 Definition of Corporation Acquired Claims. “Corporation Acquired Claims” shall mean (a) recoveries (through litigation, settlement or otherwise) of cash or assets from those claims and obligations of third parties to pay the Corporation or Panacea and attributable to any of the following claims: (i) proceeds received from or relating to the pending litigation involving Blue Circle Development, LLC and certain governments and referenced in Schedule 3.07 to that certain Securities Exchange Agreement dated June [ ], 2021 by and among the Corporation, Panacea and the shareholders of Panacea named therein, and (b) net proceeds received by Panacea in the future from the sale of shares of common stock of 22nd Century Group, Inc. owned by the Panacea as of the date of execution of this Certificate of Designation of Preferences, Rights and Limitations of Series C Preferred Stock.

6.3 Interest on Unpaid Participation Amounts. If the Corporation fails to make a Participation Payment as required under this Section 6 within seven (7) days following delivery of a holder’s election to accept a Participation Payment, then the Corporation shall pay and each electing holder of Series C Preferred Stock shall be entitled to receive, with respect to each share of Series C Preferred Stock then held by such holder, interest at a rate of six (6%) percent per annum (“Interest”) on the Stated Value of all then outstanding shares of Series C Preferred Stock calculated for such purpose from the date of issuance of the Series C Preferred Stock as to which such Participation Payment applies. For greater certainty, the foregoing Interest shall be in addition to such other available remedies as the holder may have against the Corporation for failure to make a Participation Payment when due.

6.4 Payment Procedures. Participation Payments and Interest shall be payable to holders of record of Series C Preferred Stock as they appear on the stock books of the Corporation on the applicable date of request during the Participation Period or the Interest payment dates. To the extent the amounts received by the Corporation or Panacea with respect to one or more Corporation Acquired Claims are less than what would be required to satisfy the payment rights of each holder of Series C Preferred Stock that elects to receive a Participation Payment pursuant to Section 6.1, then such amounts shall be distributed pro rata among the electing holders of Series C Preferred Stock based on the number of shares of Series C Preferred Stock held by the electing holders.

6.5 Notice of Corporation Acquired Claims. Whenever the Corporation receives proceeds from any Corporation Acquired Claim during the Participation Period, the Corporation shall promptly notify each holder of Series C Preferred Stock in writing of such event, including the amounts received by the Corporation.

7. Certain Adjustments.

7.1 Stock Dividends and Stock Splits. If the Corporation, at any time while the Series C Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series C Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, the Conversion Rate in effect immediately prior to any such event shall be proportionately adjusted, and each share of Series C Preferred Stock shall receive such consideration as if such number of shares of Series C Preferred Stock had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time. Any adjustment made pursuant to this Section shall become effective immediately upon the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately upon the effective date in the case of a subdivision, combination or re-classification.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this ___ day of June 2021.

By: S/ Larry Wert
Name: Larry Wert
Title: Chief Executive Officer